EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of the subsidiaries of the Company:

Name	State or Other Jurisdiction of Incorporation	Name Under Which Does Business
LeMaitre Vascular LLC	Delaware	Same
Vascutech Acquisition LLC	Delaware	Same
LeMaitre UK Acquisition LLC	Delaware	Same
LeMaitre Vascular GmbH	Germany	Same
LeMaitre Vascular KK	Japan	Same